EXHIBIT 12
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended Nov. 1,		FISCAL YEAR ENDED APRIL 30,
	2009		2009		2008		2007		2006		2005
					(In thousands, except ratios)
Earnings from continuing operations before taxes and cumulative effect of change in accounting principle	$(42,336)		$(269,454)		$(30,611)		$(39,763)		$(28,382)		$(110,161)

Fixed charges from continuing operations: Interest expense including interest portion of rent	4,601		14,597		21,876		18,224		15,838		14,468

Earnings before taxes, cumulative effect of change in accounting principle and fixed charges	$(37,735)		$(254,857)		$(8,735)		$(21,539)		$(12,544)		$(95,693)

Ratio of earnings to fixed charges	—	x	—	x	—	x	—	x	—	x	—	x
The ratio of earnings to fixed charges is computed by dividing earnings (income (loss) from continuing operations before provision for (benefit from) income taxes and cumulative effect of change in accounting principle adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations consists of (i) interest expense and (ii) that portion of rental payments under operating leases that is representative of the interest factor.
Earnings, as so defined, were insufficient to cover fixed charges in the six months ended November 1, 2009 and in each of the fiscal years ended April 30, 2009, 2008, 2007, 2006 and 2005 by $42,336, $269,454, $30,611, $39,763, $28,382 and $110,161, respectively.